_____________________________________________________________

Financial Statements (Unaudited)

For the Quarter Ended March 31, 2006

Norsat International Inc.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

(Basis of Presentation – See note 1)

	March 31,	December 31,
	2006	2005

Assets
Current assets:
Cash and cash equivalents	$1,228,478	$1,789,857
Cash Held in Trust	-	668,281
Short-term investments	37,000	37,000
Accounts receivable	2,550,936	2,954,785
Inventories	4,410,862	3,973,806
Prepaid expenses and other	485,778	369,789
	8,713,054	9,793,518

Property and equipment	803,988	713,500
Deferred finance costs	13,702	17,054
	$9,530,744	$10,524,072

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,410,563	$2,641,129
Accrued liabilities	947,890	1,870,211
Deferred revenue	146,574	398,337
Convertible Note ( note 8)	2,068,530	-
Current liabilities from discontinued operations	52,112	52,112
	4,625,669	4,961,789
Obligations (note 8)
Long-term debt	-	2,007,942

Shareholders' equity:
Share capital (note 2)	43,775,881	41,415,794
Contributed surplus ( note 2)	2,544,178	1,771,473
Equity component of long-term debt	2,190,779	2,190,779
Deficit	(43,605,763)	(41,823,705)
	4,905,075	3,554,341
	$9,530,744	$10,524,072

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended March 31,
	2006	2005

Sales	$2,919,454	$2,519,119

Cost of sales	1,784,087	1,560,322
	1,135,367	958,797

Expenses:
Selling, general and administrative	1,932,562	1,478,159
Product development	817,610	408,849
Amortization	124,026	159,266
	2,874,198	2,046,274

Loss from continuing operations before other expenses	(1,738,831)	(1,087,477)

Other expenses (note 3)	41,413	92,958

Loss from continuing operations before income taxes	(1,780,244)	(1,180,435)

Income tax expense	1,814	6,693

Loss from continuing from operations	(1,782,058)	(1,187,128)

Loss from discontinued operations	-	(512)

Net loss	(1,782,058)	(1,187,640)

Deficit, beginning of period	(41,823,705)	(35,934,407)

Deficit, end of period	$(43,605,763)	$(37,122,047)

Net loss per common share - basic and diluted (note 4)
Continuing operations	$(0.04)	$(0.03)
Discontinued operations	$-	$-
Net loss	$(0.04)	$(0.03)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended March 31,
	2006	2005

Cash provided by (used in):
Operations:
Loss from continuing operations	$(1,782,058)	$(1,187,128)
Items not involving cash:
Amortization	124,026	159,266
Interest accreted on long-term debt and deferred finance cost amortization	60,588	88,044
Foreign exchange loss (gain)	35,028	(9,184)
Stock-based compensation	24,787	36,231
Changes in non-cash working capital (note 6)	(2,550,494)	(198,966)
Cash used in continuing operations	(4,088,123)	(1,111,737)

Recovery from discontinuedoperations	-	(512)
Changes in non-cash working capital	-	327
	(4,088,123)	(1,111,922)

Investments:
Net purchase of property and equipment	(214,515)	(133,351)
Sale of short-term investments	-	35,000
	(214,515)	(98,351)

Financing:
Proceeds from private placement	2,975,943	-
Proceeds from the exercise of stock options	132,062	-
	3,108,005	-

Effect of change in exchange rates on cash	(35,027)	17,016

Decrease in cash and cash equivalents	(1,229,660)	(1,193,257)

Cash and cash equivalents, beginning of period	2,458,138	4,978,210

Cash and cash equivalents, end of period	$1,228,478	$3,784,953

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

1 Basis of Presentation and Significant Accounting Policies:

(a)

Basis of presentation:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting, and the accounting polices used, are consistent with the most recent audited annual financial statements. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2005. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company's 2005 Annual Report. The results for the three months ended March 31, 2006 may not be indicative of the results that may be expected for the full year or any other period.

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which presume the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has incurred recurring operating losses that raise substantial doubt about its ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of equity financings.  In 2006, the Company received net proceeds of $2,975,943 in connection with the issuance of equity financing and received $132,063 on the exercise of outstanding options.  Management plans to continue to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all. Management plans to keep its operating costs to a minimum until cash is available through financing or operating activities.  There are no assurances that the Company will be successful in achieving these goals.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon achieving profitable operations and on the ability of the Company to obtain additional financing. The outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

(b)

Stock-based compensation:

The Company accounts for its stock-based compensation using the fair value method.  The Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments” permitted, and the Company has adopted the fair value method to be applied to all stock-based compensation awards for fiscal years beginning on or after January 1, 2003.  The stock based compensation expense for the three months ended March 31, 2006 was $24,787 and is included in selling, general and administrative expense. (March 31, 2005 $36,231)

The fair value of options was determined using the Black-Scholes valuation model assuming an average option life of three years, no dividends, expected average annual volatility of 88%, and risk-free interest rates of 3.85% to 4% except for those that vest immediately.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

2 Share Capital:

(a)

Stock Options Exercised:

For the three months ended March 31, 2006 267,500 stock options were exercised for proceeds of $132,062.   (Nil – March 31, 2005)

(b)

Private Placement:

On March 6, 2006 the Company closed a private placement for the sale of 1,021,744 units at US$3.00 per unit for gross proceeds of US$3,065,232. Each unit consisted of 4 common shares and 3 common share warrants each convertible into one common share at an exercise price of US$0.75 and a term to maturity of two years. The Company paid a placement fee of 10% of the gross proceeds. The net proceeds of the private placement of $2,975,943 will be used for working capital in connection with the commercialization and production of the Norsat GLOBETrekker portable satellite system.

Under Canadian GAAP, we have bifurcated the proceeds between the shares and the warrants based on their relative fair values. The assigned fair value of the common shares ($3,719,148) was calculated by using the TSX share price on the date of issuance ($0.91), and the fair value of the warrants ($1,248,469) was determined using the Black-Scholes valuation model. Net proceeds of $2,975,943 were then allocated based on the percentage of these relative fair values.  The amount allocated to common shares ($2,228,025) is accounted for as common shares and the amount allocated to the warrants ($747,918) is accounted for as contributed surplus.

3 Other Expenses:

	Three months ended March 31,
	2006	2005

Net interest - cash	$(2,964)	$39,789
Interest - non-cash	101,426	88,044
Foreign currency loss (gain)	(57,049)	(34,875)

	$41,413	$92,958

4 Earnings Per Share:

As the Company has a net loss from continuing operations in the period presented in the current year, basic and diluted net loss per share are the same, as the exercise of in the money warrants or options would be anti-dilutive. The weighted average number of shares used in calculating basic net loss per share for the three months ended March 31, 2006 was 44,003,497  (2005 – 42,051,832).

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

5 Segmented Information:

The following tables set forth information by operating segments from continuing operations for the three months ended March 31, 2006 & 2005 and December 31, 2005 respectively.

Three months ended March 31	Microwave	Satellite Systems	Consolidated

2006 Sales	$1,912,547	$1,006,907	$2,919,454
2006 Profit	828,437	306,930	1,135,367
2005 Sales	1,945,184	573,935	2,519,119
2005 Profit	697,483	261,314	958,797

As at :	Microwave	Satellite Systems	Consolidated

March 31, 2006 Total assets related to continuing operations	$2,073,594	$7,457,150	$9,530,744
March 31, 2006 Property and equipment	106,439	697,549	803,988
December 31, 2005 Total assets related to continuing operations	3,050,147	7,473,925	10,524,072
December 31, 2005 Property and equipment	61,195	652,305	713,500
March 31, 2005 Total assets related to continuing operations	4,903,273	6,382,097	11,285,370
March 31, 2005 Property and equipment	192,869	830,483	1,023,352

6 Supplemental cash flow and other disclosures:

	Three months ended March 31,
	2006		2005

Changes in non-cash operating working capital:
Accounts receivable		$403,849		$95,954
Inventories		(437,056)		(510,390)
Prepaid expenses and other		(115,989)		70,477
Accounts payable and accrued liabilities		(2,152,887)		150,664
Deferred Financing Costs		3,352		-
Deferred revenue		(251,763)		(5,671)

		$(2,550,494)		$(198,966)

Supplementary information:
Interest paid		$90,930		$96,936
Income taxes paid	$	nil	$	nil

7 Comparative Figures:

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2006.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

8 Commitments:

Future minimum payments at March 31, 2006 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

2007

$

7,968,876

2008

446,632

2009

437,342

2010

420,692

2011

420,692

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers. Also Included in 2007 is the scheduled repayment on March 31, 2007 of the $US 2,000,000 convertible note. Substantially the remaining commitments for 2007 are the inventory purchasing commitments.